Builders FirstSource, Inc.

2001 Bryan Street, Suite 1600

Dallas, Texas 75201

July 22, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long

Re:	Builders FirstSource, Inc.

Registration Statement on Form S-3

File No. 333-203824

Dear Ms. Long:

Builders FirstSource, Inc. (the “Company”) hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement on Form S-3 (Reg. No. 333-203824), as amended, be accelerated by the United States Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern Time, on July 24, 2015, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Donald F. McAleenan
Donald F. McAleenan
Executive Vice President and
General Counsel